FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	Other News Schedule of dbAccess Asia Conference held in Singapore

Item 1

OTHER NEWS

Sub: Disclosures under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

Pursuant to the provisions of Indian Listing Regulations notified by SEBI, we have disclosed to the stock exchanges in India, the schedule of dbAccess Asia Conference held in Singapore on May 23, 2016. At this conference, management of the Bank met the investors.

You are requested to take note of above and arrange to bring it to the notice of all concerned.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

Item 2

dbAccess Asia Conference, Marina Bay Sands Resorts & Casino, Singapore: May 23, 2016

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	Group	RWC Asset Management
2.	Group	Schroders
3.	Group	Tokio Marine Asset Management
4.	Group	Ellis Munro Asset Management
5.	Group	DeAM
6.	Group	Manulife Asset Management
7.	Group	Allianz Global Investors
8.	Group	UOB AM FI
9.	Group	Schroders FI
10.	One-on-One	BroadPeak Asset Management
11.	One-on-One	UBS Asset Management
12.	Group	Lion Global FI
13.	Group	Handelsbanken Asset Management
14.	Group	Nikko Asset Management
15.	Group	Abu Dhabi Investment Authority
16.	Group	Lord Abbett
17.	Group	Reliance Asset Management
18.	Group	Natixis
19.	One-on-one	Fidelity Worldwide
20.	One-on-one	Fidelity International FI
21.	Group	Lombard Odier FI
22.	Group	Bank J Safra Sarasin
23.	Group	Wells Capital
24.	Group	Flowering Tree
25.	Group	New Silk Road
26.	Group	Bluestem Asset Management
27.	Group	Reyl & Cie
28.	Group	Maybank Asset Management
29.	Group	Mitsubishi UFJ

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	May 24, 2016	By:	/s/ Shanthi Venkatesan
			Name :	Shanthi Venkatesan
			Title :	Deputy General Manager